Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

March 18, 2014

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Definitive Additional Solicitation Materials on Schedule 14A

Filed on February 13, 2014 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below is the Proposing Shareholders’ response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter, dated March 14, 2014, with respect to the above-referenced Definitive Additional Solicitation Materials on Schedule 14A.

1.	We note disclosure that Mr. Zell does not have any financial interest concerning the company. We note similar statements in other solicitation materials that Mr. Zell is “truly independent.” Please advise as to the impact on these statements of Mr. Zell’s apparent interest in Hawaii Independent Energy, LLC. Please also provide your analysis as to the necessity of disclosing any such interest under Item 5(b)(1) of Schedule 14A.

Response:

Based on (i) publicly available information and (ii) information provided to the Proposing Shareholders by representatives of Mr. Zell, the Proposing Shareholders understand the facts to be as follows:

1.	Trusts established and maintained for the benefit of family members of Mr. Zell (the “Zell Family Trusts”), and of which Mr. Zell is neither a trustee nor a beneficiary, have an approximate 20% capital interest and a related promoter interest in an investment fund (the “Investment Fund”) managed by affiliates of Mr. Zell but over which Mr. Zell does not have ultimate control.

March 18, 2014

2.	A second set of trusts established and maintained for the benefit of a number of parties including Mr. Zell, and for which Mr. Zell does not serve as a trustee (the “Multiple Beneficiary Trusts”), has an approximate 0.267% indirect interest in the Investment Fund through EGI Investors, LLC (“EGI Investors”), an entity which is managed by affiliates of Mr. Zell.

3.	The Investment Fund referenced in paragraph 1 above holds approximately 32.5% of the common stock of Par Petroleum Corporation (“Par Petroleum”).

4.	In September 2013, Par Petroleum acquired an entity that owns and operates an oil refinery in Hawaii (the “Acquired Entity”). Entities affiliated with Mr. Zell provided a portion of the financing for the acquisition of the Acquired Entity. Mr. Zell’s personal interest in the financing was commensurate with his indirect equity interest in Par Petroleum.

5.	The Acquired Entity is the lessee under two leases with, and an interest holder of an easement from, Select Income REIT (“SIR”) (collectively the “Hawaii Property Interests”). The Hawaii Property Interests are long-term interests with terms expiring in 2019 and 2024. The total amount of rents and payments under the Hawaii Property Interests is approximately $5.6 million per year. The rent under one of the leases comprising the Hawaii Property Interests is due to be re-set effective as of April 1, 2014. The parties are currently in negotiations regarding the rent under this particular lease. If they are not able to reach agreement on the amount and terms of the rent, it will be re-set at fair market value as determined by an appraisal process provided for in the lease.

6.	(i) The Hawaii Property Interests are not, individually or in the aggregate, material to Par Petroleum or its business, (ii) the total payments under all the Hawaii Property Interests are not material to Par Petroleum and moreover (iii) the amount of any increase in the rent of under the particular lease that is currently under re-negotiation, or having the rent re-set under that lease at fair market value, similarly would not be material to Par Petroleum or the Acquired Entity.

7.	CommonWealth owns approximately 44% of the outstanding common stock of SIR, and has no control over the business and operations of SIR. In fact, given SIR’s staggered Board and the fact that SIR’s bylaws require that two Trustees of SIR be at all times “Managing Trustees” (i.e. employees of Barry and Adam Portnoy’s owned Reit Research & Management LLC (“RMR”)), CommonWealth would not be able to elect a majority of the Trustees of SIR before the 2017 annual meeting of shareholders, such that it would be impossible before then for the Board of CommonWealth to have any power with respect of the negotiation of any matter by the Trustees or management of SIR. We note that, unlike CommonWealth, the Trustees of SIR cannot be removed without cause, so the annual meeting process is the only means for CommonWealth to effect any change at the SIR Board level. In addition, all of the operational decisions of SIR are made by RMR, an entity wholly owned and controlled by Barry and Adam Portnoy.

March 18, 2014

Based on the foregoing, the Proposing Shareholders do not believe Mr. Zell has any financial interest in CommonWealth that is not already disclosed. This is abundantly clear for a variety of reasons.

First, the Zell Family Trusts are for the benefit of the family of Mr. Zell, not Mr. Zell himself. Although Mr. Zell has an indirect interest in the Investment Fund as a result of being a beneficiary under the Multiple Beneficiary Trusts, that interest is de minimus and is within the discretion of the trustees of the Multiple Beneficiary Trusts.

Second, the interest of Mr. Zell in the Acquired Entity, the only party in question that has a direct financial connection to SIR, is at least eight steps removed from CommonWealth, i.e., (i) Mr. Zell is one of a number of beneficiaries in the Multiple Beneficiary Trusts, (ii) the Zell Family Trusts and the Multiple Beneficiary Trusts have interests in EGI Investors, (iii) EGI Investors has a minority interest in the Investment Fund, (iv) the Investment Fund has a minority interest in Par Petroleum, (v) Par Petroleum owns the Acquired Entity, (vi) Acquired Entity maintains the Hawaii Property Interests with SIR, (vii) CommonWealth has a minority interest in SIR and (viii) Mr. Zell may be elected as a trustee, and may be appointed as chairman of the board of trustees, of CommonWealth.

Third, even if Mr. Zell has an indirect financial interest in (i) Par Petroleum, (ii) the Acquired Entity and/or (iii) the Hawaii Property Interests, this interest is not material to any of Mr. Zell, Mr. Zell’s family or the Zell Family Trusts.

Fourth, the Proposing Shareholders do not believe the Hawaii Property Interests, and/or the amount of the proposed increase in the rent of one of the leases comprising the Hawaii Property Interests, or having the rent re-set under that lease at fair market value, would be material to SIR, and certainly not to CommonWealth.

Because (i) none of Mr. Zell, Mr. Zell’s family or the Zell Family Trusts has any direct interest – and no material interest at all, whether direct or indirect – in Par Petroleum, the Acquired Entity or the Hawaii Property Interests, and (ii) CommonWealth does not and will not control SIR, the Proposing Shareholders believe Mr. Zell is truly independent in terms of serving as a Trustee and/or Chairman of the Board of Trustees of CommonWealth.

March 18, 2014

For all the foregoing reasons, the Proposing Shareholders do not believe that Mr. Zell has any interest requiring disclosure under Item 5(b)(1) of Schedule 14A. More specifically, Mr. Zell has no substantial interest in any matter to be acted upon by CommonWealth shareholders.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

Gibson, Dunn & Crutcher LLP